Mail Stop 3561

February 4, 2007

George Metrakos, President
Teliphone Corp.
1080 Beaver Hall, Suite 1555
Montreal, Quebec
Canada H2Z 1S8

> **Re: Teliphone Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form SB-2**
> **Filed December 18, 2006**
> **File No. 333-136993**

Dear Mr. Metrakos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 142 of our letter dated October 11, 2006 in which you state that the spin-off complies with Staff Legal Bulletin No. 4 because Teliphone Corp. is registering the spun-off shares. We also note your disclosure throughout the registration statement that on October 23, 2006, shareholders of United American Corp. voted in the majority to spin off its holdings of Teliphone Corp. through a pro-rata distribution of Teliphone Corp. shares to United

American Corp.'s shareholders and that the effective date of the spin-off was October 30, 2006. It appears that the investment decision has been made and that the spin-off has already occurred. Thus, it appears that the company would not be able to register the spin-off on this registration statement. Please revise accordingly.

We further note your statement in your response that, "The Company is in compliance with four of the elements in Staff Legal Bulletin No. 4, but acknowledges that United American Corporation had not held the spun-off securities for at least two years." Please discuss the impact of noncompliance with Staff Legal Bulletin No. 4 and whether the spin-off was possibly in violation of Sec. 5 of the Securities Act. Please include a discussion of any liabilities resulting from such noncompliance or possible violations.

2.   We note that the cover page of the registration statement states that the "prospectus relates to the resale by selling stockholders listed elsewhere in this prospectus." Please note that the company would not be able to register the resale of the shares that were transferred in the spin-off if such shares were transferred in violation of Sec. 5 of the Securities Act. Please provide a basis why the resale of such shares could be registered or remove such shares from the registration statement. Please clearly indicate which selling shareholders hold shares that were acquired from the spin-off and include the amount of shares each person received from the spin-off. We may have further comment.

3.   We reissue comments 4 and 20 from our letter dated October 11, 2006. Item 3, Summary Information and Risk Factors – Offering, on page 5, states: "… there are no outstanding warrants to purchase additional shares of common stock." However the "Plan of Distribution" section on page 49 states:
"We will receive none of the proceeds from the sale of the shares of common stock by the Selling Shareholders, except upon exercise of the outstanding common stock purchase warrant." Please reconcile.

Cover Page

4.   Please limit the outside front cover page of the prospectus to one page. See Item 501(a) of Regulation S-B.

5.   Please reconcile the disclosure on the cover page that states that the offering price is $0.25 with the disclosure in the "Plan of Distribution" section that states that it is $2.00.

6.   We reissue prior comment number ten from our letter dated October 11, 2006. Please remove the following from the cover page of the prospectus, as pursuant to Item 501 of Regulations S-B: "The offering price may not reflect the price of our shares after the offering."

7.   In the first paragraph on the cover page where you have stated that the "selling stockholders may sell their shares form time to time at the prevailing market price or in negotiated transactions," please add that the shares will be sold at the offering price at the time of effectiveness until you are listed on the OTC Bulletin Board. Also state that you cannot assure that you will be listed on the OTC Bulletin Board. We note that in the "Prospectus Summary – The Offering" section on page 5 you have stated: "However, we intend to have our shares trade on the OTC Bulletin Board upon completion of this registration." Please provide the same information in risk factor, "D.3." and wherever else appropriate. We may have further comment.

8.   The prospectus cover page should be limited to the disclosure required by Item 501 of Regulation S-B. As applicable, please remove the paragraph beginning "Brokers or dealers effecting …"

9.   Your response to comment 11 of our letter dated October 11, 2006 is not consistent with the numerous references in the registration statement to broker-dealers, including the following on page 21 under "Use of Proceeds:" "However, we may engage the services of a dealer/Broker in the near future and to sell larger amounts of shares as part of this offering." Please revise.

        Also, please be advised that if the company enters into an agreement, after effectiveness, to retain a broker-dealer and the broker-dealer is acting as an underwriter then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer and providing the required information on the plan of distribution. Also, you must file the agreement as an exhibit to the registration statement. Additionally you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

        In addition, if you retain the broker-dealer disclosure, please revise the disclosure to indicate in the disclosure that the company will file a post-effective amendment addressing the above information. We may have further comment.

Table of Contents, page 4

10.   For each section, please reconcile the listed page numbers with the appropriate pages in the prospectus.

Prospectus Summary, page 5

11.   Please disclose the following:

- the percentage of ownership in which Teliphone Corp. has in Teliphone Inc.;

- the percentage of ownership in which 3901823 Canada Inc. has in Teliphone Inc.; and

- the percentage of ownership that United American Corporation had in Teliphone Corp. prior to the spin-off.

12.   We note the disclosure in the summary section that United American Corporation spun-off its interest in the company to United American's shareholders. Please reconcile this disclosure with the selling shareholder table on page 31 and the "Security Ownership of Certain Beneficial Owners and Management" section.

The offering, page 5

13.   Please disclose the amount of common stock outstanding prior to the offering.

Risk Factors, page 9

14.   We reissue in part comment 22 from our previous letter. Please revise the introductory paragraph to disclose that you have discussed all of the material risks. In addition, it is necessary to also apply the comment to the following statement in the first paragraph of the "Risks Related to Regulation" section on page 13: "Set forth below are certain material risks related to regulation."

15.   Please separate the risk factor subheadings from the risk factor narratives. For example, see risk factors A.1. and B.2.

16.   In the risk factor subheadings, please avoid generic terms such as "negative effect on our business" when describing the risk to the company. Instead, please describe the specific risk to the company. For example, please see risk factor B.11.

"A.2. We require additional financing …," page 9

17.   Please clarify the disclosure that you have added to the prospectus in response to comment 30 of our letter dated October 11, 2006. Please be advised that Item 303 of Regulation S-B requires that you describe your plan of operation for the next twelve months, including a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. It is not clear whether or not the first sentence of your response, which sentence begin "Based on our current operating plan …," is contradicted by the disclosure which follows it. Please clarify.

"B.1. Decreasing Market Prices …," page 9

18.   In this risk factor, please disclose the basis for your assertion. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true.

"B.5. Flaws in our technology and systems could cause delays ...," page 10

19.   We reissue comment 35 of our letter dated October 11, 2006, which comment stated: "We note the disclosure to 'our technology' and 'our network.' Please revise to explain the company's ownership interests in such properties." Ensure that you clarify for the ordinary reasonable investor what aspect of your services others are not entitled to take advantage of because of your proprietary rights and that you describe the right connected with that aspect of your service.

"B.8. As a result of being a public company …," page 12.

20.   We reissue comment 46 of our letter dated October 11, 2006. It appears that this risk factor could apply to any issuer. Please revise or explain how the risk factor specifically applies to your company. In addition, we note your response comment 46 and note that risk factor D.5. has not been removed as indicated in your response. Please advise or revise.

"B.9. Because much of our potential success and value lies …," page 12

21.   We reissue comment 37 of our letter dated October 11, 2006. Although your supplemental response has recited revised disclosure, the text of the prospectus continues to reference pending patent applications. Please explain the pending applications and identify the owner of each of the patent applications which you reference. Also, state the application number of each.

"C.5 The Level of Competition is Increasing …," page 15

22.   Please revise your cite to the report or publication which was the source of the number of your competitors. The cite is incomplete. In addition, supplementally provide us with copies of, or excerpts from the report or publication which you have referenced.

"C.6. We are exposed to Potential Liability Claims …," page 16

23.   State in the heading to this risk factor, if true, that you will not obtain product liability insurance and that you have note yet obtained professional liability insurance. In the body of the risk factor, clarify the differences between the coverage of product liability insurance and professional liability insurance. Also, with regard to professional liability insurance, describe in detail what is included under the "penalties awarded to the plaintiff" which you have referenced.

"D.1. Future Sales of Common Stock Could Depress the Price …," page 17

24.   We reissue prior comments 44 and 121 of our letter dated October 11, 2006. Please disclose how many of the 33,554,014 shares are owned by persons who are affiliates. Also describe those shares which would be subject to the Division's interpretive letter to Ken Worm dated January 21, 2000. Please ensure that you revise the disclosure in "Market for Common Equity and Related Stockholder Matters" to conform to any changes you make in this risk factor.

"D.3. There is no public (trading) market for our common stock …," page 17

25.   In this risk factor, please state that the shares in this offering must be sold at a fixed price until the shares are listed on the OTC Bulletin Board.

Use of Proceeds, page 20

26.   Disclose how long you will wait to use the proceeds and why.

27.   We reissue in part comment 50 of our letter dated October 11, 2006:

> "Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. The disclosure should specifically state that the use of proceeds will not vary except in the circumstances you reference. It should also state how the use of proceeds would be different. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance."

28.   Please disclose whether you have any understandings or preliminary agreements with any broker-dealers to sell the company's securities.

29.   In the narrative, please describe in detail "Customer Acquisition" and "Inventory Financing." Please detail how the proceeds will be used for these purposes.

30.   We note that the company has allocated $652,918 towards working capital. Please describe how these proceeds will be used or discuss the principal reasons for the offering. See Item 504 of Regulation S-B.

31.   We note that a large amount of the proceeds will discharge debt. Please include the interest rate and maturity of the debt and describe the use of proceeds of that debt. See Instruction 1 to Item 504 of Regulation S-B.

32.   Please reconcile the fees associated with this offering to disclosure elsewhere in the registration statement including "Other Expenses of Issuance and Distribution" in Part II of the registration statement.

33.   We reissue prior comment 58 of our letter dated October 11, 2006: "Ensure that you disclose the principal terms of all material agreements in the business section. Also file each agreement as an exhibit."

34.   We note that some of the disclosure on page 25 duplicates the disclosure in the plan of distribution section. Please revise to remove duplicative disclosure.

Compliance With Section 16(a) of the Exchange Act, page 28

35.   Please ensure that you comply fully with Item 405 of Regulation S-B. It appears that you have not provided all of the information the item requires. Also, we note the statement that "[a] copy of the code is incorporated by reference to this prospectus." Please note that you cannot incorporate by reference on Form SB-2. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 29

36.   Please disclose the principal shareholders after the spin-off.

Selling Shareholders, page 30

37.   Please revise the selling shareholder section in light of comments one and two above.

38.   We note the statement that, "The Selling Shareholders named in this prospectus are offering all of the 3,610,000 shares of common stock offered through this prospectus. These shares were acquired from us in a private placement that was exempt from registration under Regulation D of the Securities Act of 1933." Please revise these statements in light of the amount being offered for resale.

39.   Please revise the table to clearly state for each holder, the amount being offered and the amount owned after the offering. We may have further comment.

40.   For holders that are not natural persons, please revise to identify the natural person that would be attributed ownership of such securities.

Certain Relationships and Related Transactions, page 34

41.   Please discuss whether any of the company's shares have been offered to executive officers or directors during the last two years. See Item 404 of Regulation S-B. Also disclose all transactions with principal shareholders as required by Item 404. In addition, please remove duplicative disclosure such as the same section disclosure on page 48.

Interest of Named Experts and Counsel, page 34

42.   Please describe the value of the 25,000 shares of common stock received by Joseph I. Emas. Also disclose whether the resale of such shares is being registered on this registration statement.

Changes in and Disagreements with Accountants, page 34

43.   We note your disclosure that you have not had a change in accountants during the two recent fiscal years. Tell us how this statement is consistent with your February 2006 change in accountants as disclosed on Form 8-K filed April 7, 2006. Please advise or revise.

Description of Business, page 35

Corporate Structure

44.   Please disclose whether Beverly Hills Trading Corp. is a registered broker-dealer and if not, please explain why. Also disclose the value of the shares received by Francis Maillot and/or Beverly Hills Trading Corp.

45.   We reissue comment 95 from our previous letter. Please explain the spin-off in more detail, including the purpose of the spin-off and when the company determined to enter into the spin-off. Please explain whether the spin-off was a consideration when entering into the merger with Teliphone Inc. Also describe in detail the "long term strategy" of the company in regards to the spin-off.

Wholesale Sales, page 36

46.   Please discuss in greater detail the principal terms of the agreements between the company and 9151-4877 Quebec, Inc. and Podar Infotech LLC.

teliphone Mobile VoIP and Single Point of Contact services (MobilNation), page 37

47.   We reissue prior comment number 104 to explain, or cross-reference an explanation of, the company's Retail Sales Points.

General

48.   We reissue prior comment number 109 from our letter dated October 11, 2006. The comment appears under the "Advertising and Marketing" section of the letter. However, you have apparently removed that section of the prospectus. Ensure that disclosure about each of the contracts referenced in the comment remains, even if the contract has been terminated. In addition, ensure that each contract is filed as an exhibit, even if the contract has been terminated.

49.   We reissue prior comment number 110 from our letter dated October 11, 2006. The comment appears under the "Intellectual Property" section of the letter. However, you have apparently removed that section of the prospectus. Please ensure that the disclosure from that section is in the prospectus and that you have complied with the comment.

50.   We reissue prior comment number 114 from our letter dated October 11, 2006. The comment appears under the "Retail Outlets" section of the letter. However, you have apparently removed that section of the prospectus. Please ensure that the disclosure from that section is in the prospectus and that you have complied with the comment.

51.   Please discuss the principal terms of the agreement between the company and Iphonia Inc. that is filed as Exhibit 10.4.

52.   Please discuss the principal terms of the agreement between the company and Northern Communications Services Inc. that is filed as Exhibit 10.5.

Management's Discussion and Analysis, page 43

General

53.   We reissue comment 115 from our previous letter. We believe your MD&A section could benefit from expanded "Overview" sections that offer investors an introductory understanding of Teliphone Corp. and the matters with which

management is concerned primarily in evaluating the company's financial
condition and operating results. A good introduction, accordingly, might include
a discussion of the following: the economic or industry-wide factors relevant to
the company; a discussion of how the company earns or expects to earn revenues
and income; the identity of the company's primary business lines, location(s) of
operations and principal services; and insight into material opportunities,
challenges, risks, and material trends and uncertainties. To the extent known,
provide insight into challenges, risks and opportunities of which management is
aware and discuss any actions being taken to address the same. For a more
detailed discussion of what is expected in both this subheading and the MD&A
section in general, please refer to: <http://www.sec.gov/rules/interp/33-
8350.htm>. See also, Item 303 of Regulation S-K.

54.   Please revise to ensure all figures presented in MD&A agree with those presented
        in your financial statements. For example, (i) you disclose here that $424,831 of
        debt was converted to equity yet your financial statements present this amount as
        $421,080 and (ii) you disclose cost of sales were $545,712 for the year ended
        September 30, 2006 yet your financial statements present this amount as
        $454,712.

Results of Operations, page 43

55.   Please revise your disclosure for each period to describe and quantify underlying
        material activities that generate income statement variances between periods for
        each financial statement line item. Your revised disclosures should provide
        information that would assist an investor in making a well informed investment
        decision. For example, quantify, to the extent practicable, the amount of sales and
        cost of sales attributable to hardware versus services and describe the factors that
        contributed to (i) the increase in gross margin (e.g. margin on hardware versus
        service revenue), (ii) the decrease in selling and promotion expenses (iii) the
        increase in professional and consulting fees and (iv) the increase in other general
        and administrative expenses.

Liquidity and Capital Resources, page 45

56.   We note you disclose the estimated proceeds of the offering to be approximately
        $4,750,000. Please reconcile this amount with the amount presented in your use
        of proceeds table on page 20.

57.   In the last paragraph of this section, and as applicable throughout the prospectus,
        please expand the following statement to include your previous disclosure that
        your auditors have raised substantial doubt as to your ability to continue as a
        going concern: "The accompanying financial statements have been prepared
        assuming the Company will continue as a going concern."

Description of Property, page 48

58.   Please describe in detail in the business section, the principal terms of the
        agreement(s) between the company, 39008912 and Intelco regarding working
        capital requirements. Also ensure that all related agreements are filed as exhibits
        and include in the business a discussion of the joint venture arrangements between
        Teliphone Inc. and Intelco Communication Inc. Please include any required
        disclosure in the related transactions section.

59.   Please discuss the principal terms of the agreement between the company and
        Peer 1 Networks and file the agreement as an exhibit.

Market for Common Equity and Related Stockholder Matters, page 48

60.   We reissue comment 121 from our previous letter. Please disclose the amount of
        common stock that could be sold pursuant to Rule 144 under the Securities Act as
        required by Item 201 of Regulation S-B. Please disclose the amount of securities
        that are subject to the Division's interpretive letter to Ken Worm dated January
        21, 2000.

Executive Compensation, page 49

61.   Please advise us whether the $52,501 that Mr. Metrakos received in the
        year 2006 included his salary from both Teliphone Corp. and Teliphone Inc.
        Revise the disclosure as appropriate.

Plan of Distribution, page 49

62.   Please discuss how the securities will be offered by the officer, e.g., general
        solicitation, advertisements etc.

63.   We note that the company's president, George Metrakos, will be offering the
        shares for the issuer and he will be a selling shareholder in this offering. Please
        provide some guidance as to how Mr. Metrakos will offer the shares for the
        company and his own shares at the same time. Explain how this complies with
        3a4-1, which indicates that the individual may not participate in selling an
        offering more than once every twelve months. These are considered two separate
        offerings, the offering on behalf of the company and the offering on his own
        behalf. Please advise or revise. We may have further comment.

64.   We note that selling shareholders will be selling their securities at the same time
        as the company's primary offering. Please discuss the plan of distribution by the
        selling shareholders and how this could impact the company's primary offering.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Revenue Recognition), page 9

65.   We reviewed your response to our prior comment 127. Your response did not
        address our comment, thus the comment will be reissued. Please revise your
        revenue recognition policy to individually clarify <u>how and when</u> you recognize
        the activation and disconnect fees (e.g. over term of service contract, upon receipt
        of fee, etc.). In connection with your response, <u>tell us</u> how your revenue
        recognition policy complies with the guidance in Question 1 of Section A(3)(f) of
        SAB 104.

66.   We reviewed your response to our prior comment 128. Your response did not
        address our comment in its entirety, thus the comment will be partially issued.
        Please revise your revenue recognition policy to clarify when you record
        commissions paid to wholesalers and distributors.

67.   In connection with the comment above, we note your assertion that you receive an
        identifiable benefit in exchange for the wholesaler and distributor commissions
        paid. Considering the guidance provided by Issue 1 of EITF 01-9, please describe
        the identifiable benefit received from the wholesalers and tell us how this benefit
        is sufficiently separable from the wholesaler's purchase of your products.

68.   We reviewed your response to our prior comment 129. Your response and
        revised disclosure did not provide enough detail to support your accounting
        treatment, thus the comment will be reissued. For your retail sales, we note you
        refund the customer the equipment charge over a three-month period if the
        customer satisfies the minimum service period. Since you refund the equipment
        charge to customers when minimum service requirements are met, it appears that
        the price of the equipment is neither fixed nor determinable and cannot be
        recognized as revenue in accordance with SAB 104. Furnish <u>a complete
        explanation</u> of how you recognize revenue relating to equipment, how you
        account for the refund, and identify the minimum service period. Please reference
        the specific literature that supports your accounting policy and <u>explain how the
        literature is applicable to your fact pattern</u>. Provide the accounting for a sample
        transaction involving the sale of equipment to a customer through a re-seller.
        Please revise your revenue recognition policy to clarify your accounting for
        equipment sales and refunds.

George Metrakos
Teliphone Corp.
February 4, 2007
Page 13

Note 6 – Commitments, page 19

69.   Your response did not address our prior comment 130, thus the comment will be
        reissued. As you plan to account for the transaction with Iphonia as an asset
        acquisition, tell us how you determined that this accounting treatment, and related
        reporting requirements, is consistent with Rule 11-01(d) of Regulation S-X.
        Please provide us with an analysis that addresses each of the conditions of Rule
        11-01(d) of Regulation S-X. If this transaction is considered to be a business
        combination that is material at the 50% level, financial statements of Iphonia are
        required to be filed in the SB-2 even though the acquisition has not yet been
        consummated. Please refer to Item 310(3)(c)(iv) of Regulation S-B.

Note 7 – Agreement – Intelco Communications, page 21

70.   Please revise to disclose the guarantee related to your $56,000 in research and
        development tax credits as discussed in section 4.4 of the Letter of Intent for a
        Joint Venture Agreement between Teliphone Inc. and Intelco Communication
        Inc., dated July 14, 2006 ("Joint Venture Agreement") and filed as Exhibit 10.3.

71.   We reviewed your response to our prior comment 133, noting you valued the
        shares issued to Intelco based on the services to be provided (e.g. office space,
        data center, network usage). Tell us (i) how you determined this value and how it
        relates to the fair value of these services, (ii) how the services provided for the
        shares issued are differentiated from the services to be provided for the excess
        convertible advance as described in section 6 of the Joint Venture Agreement and
        (iii) where you have recorded the share issuance in your financial statements.

72.   Please revise to disclose the terms and conditions of the options (e.g. exercise
        price, etc.) to be issued as disclosed in section 6 of the Joint Venture Agreement
        and how you plan to account for the conversion of this advance.

73.   We note your disclosure that this transaction will be accounted for as an
        investment under the equity method since Intelco/3901823 Canada will own
        approximately 25% of Teliphone. You appear to be describing how and why
        Intelco will account for its investment inTeliphone. Please revise to disclose how
        you will account for this transaction and the reasons for that method of
        accounting.

74.   Please update the Subsequent Events note to discuss whether Teliphone repaid
        any amounts drawn under the line of the credit by the December 31, 2006 due
        date and the actual consequences of failing to do so.

General

75.   Please note the updating requirements for the financial statements as set forth in
        Item 310(g) of Regulation S-B and provide a current consent of the independent
        accountant in any amendments.

Recent Sales on Unregistered Securities, page II-2

76.   We note your disclosure that the reverse merger was pursuant to Rule 504 of
        Regulation D. Please note that Rule 504 is unavailable to blank check companies.
        See Rule 504(a)(3) of Regulation D. Please revise accordingly.

77.   When referring to Regulation S, please discuss whether the transaction is in
        compliance with each element of the rule.

78.   Please provide the dates of the issuances of the convertible debentures.

79.   Please describe the services performed for the securities that you have issued for
        services.

80.   For each of the transactions, please disclose the aggregate offering price as
        required by Item 701 of Regulation S-K.

81.   We note the issuance of securities in December 2006. Please explain the
        exemption you relied upon in conducting these private placements given that an
        issuer generally is not allowed to transact a private placement concurrent with a
        public offering, with very limited exceptions, See Black Box Inc. (June 26, 1990).

82.   We reissue prior comments numbers 139 and 140 of our letter dated October 11,
        2006. You have supplementally responded that you have revised the disclosure.
        However, we do not find the revisions in response to this comment. Please
        explain supplementally and make any required changes in this section and in the
        related transactions section of the prospectus.

Undertakings

83.   Please include the undertakings as required by Item 512 of Regulation S-B.

Signatures

84.   Please include the signature page as required by Form SB-2.

Exhibit 21 Subsidiaries

85.   Please amend exhibit 21 to provide the jurisdiction of organization and the correct
        spelling of the subsidiary, as we requested in our prior comment number 143 of
        our letter dated October 11, 2006.

Please add the following comments:

Exhibit 99.1 Subscription Agreement

86.   The representations specified in paragraphs 2.1(A)-(H) should be deleted, unless
        the representations are included because of state law or other requirement. In that
        event, a copy of the requirement should be furnished to us as supplemental
        information and the subscription agreement must be revised to include a statement
        in a prominent place informing the subscribers that by making such
        representations they have not waived any right of action they may have under the
        applicable federal securities laws. In addition, it should be noted that the federal
        securities laws specifically provide that any such waiver would be unenforceable.
        The subscription agreement should also note whether the company intends to
        assert the representations as a defense in any subsequent litigation. We may have
        further comment.

87.   We note the statement in paragraph 2.1(F) that the shares are being issued
        pursuant to an exemption from registration. Please revise or advise in light of this
        registration statement.

Exchange Act Reports

88.   Please revise your current Form 10-KSB, Forms 10-QSB, and other Exchange
        Act Filings to comply with these comments as applicable.

89.   Please include on the cover page of the Form 10-KSB for the year ended
        September 30, 2006 the 1934 Act SEC file number, which is 0-28793. Please
        remove the 1933 Act file number.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-13390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joseph Emas, Esq.
Fax: 305-531-1274